UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. ________)*


                   WESTERN ASSET VARIABLE RATE STRATEGIC FUND
                                (Name of Issuer)

                                   COMMON STOCK
                         (Title of Class of Securities)

                                   957667108
                                 (CUSIP Number)


          Relative Value Partners Group, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				March 23, 2020
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 957667108	 	13D	 	Page 2 of 7 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,435,077

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 1,435,077

 	10. 	SHARED DISPOSITIVE POWER:0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,435,077
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	32.12%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
--------------------------------------------------------------------------------

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CUSIP No. 957667108	 	13D	 	Page 3 of 7 Pages
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Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock (the "Shares") of WESTERN ASSET VARIABLE RATE STRATEGIC FUND, INC. (the "Issuer").

The address of the principal executive offices of the Issuer is: 620 Eighth Avenue, 49th Floor, New York, New York 10018.
--------------------------------------------------------------------------------

Item 2.  Identity and Background.

(a),(f) This Schedule D is being filed on behalf of Relative Value Partners Group, LLC, a limited liability company organized under the laws of the State of Delaware (the "Reporting Person").

(b) The principal business address for the Reporting Person is 1033 Skokie Blvd, Suite 470, Northbrook, IL 60062.

(c) The Reporting Person is a registered investment adviser with the United States Securities and Exchange Commission.

(d) The Reporting Person has not been convicted of a criminal proceeding during the last five years.

(e) The Reporting has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.
--------------------------------------------------------------------------------

Item 3.  Source or Amount of Funds or Other Consideration.

Source or Amount of Funds or Other Consideration. The Reporting Person is not acquiring additional Shares that trigger the filing of this Schedule 13D. All of the Shares acquired by the Reporting Person were done on behalf of its advisory clients whose assets it manages on a discretionary basis. This
Schedule 13D filing was triggered, not by an acquisition of Shares, but a change of intent from investment purposes only to one with an intent to influence and/or control the Issuer. Any future acquisitions of Shares of the Issuer that occur after the filing of this Schedule 13D will be made on behalf of the advisory clients whom the Reporting Person serves. All funds will be client funds, including advisory client funds that are funds of the principals of the Reporting Person. Individual advisory client accounts may be levered, but the Reporting Person as a whole has not borrowed or leveraged any assets to facilitate past purchases of the Issuer, nor will it do so for any purchases in the future.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

Purpose of Transaction. The Adviser is filing this Schedule 13D to reflect a change in intent of holding the Shares from investment purposes only to one with an intent to influence and/or control the Issuer.

The Adviser has previously filed a Schedule 13D in May 2015 when it similarly changed its purpose from investment purpose only to one of control or influence. The Adviser subsequently returned to investment purposes only and has filed multiple Schedule 13Gs that reflect that purpose change as well as any of its clients ownership changes.

The Reporting Person may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person's investment in the Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, governance, management, capitalization and strategic plans. The Reporting Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs
(a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and

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CUSIP No. 957667108	 	13D	 	Page 4 of 7 Pages
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industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of
Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

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Item 5.  Interest in Securities of the Issuer.

The following disclosures are based on 4,468,407 Shares of the Issuer outstanding as reported by Bloomberg as of March 23, 2020, the date by which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 1,435,077 Shares, representing approximately 32.12% of the outstanding Shares of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Over the 60 day period preceding the date of the event requiring the filingof this Schedule 13D, the Reporting Person purchased an aggregate of 15,222Shares on the open market at an aggregate purchase price (excluding tradingcommissions and related administrative costs) of $254,256.47, and sold an aggregate of 5,838 Shares on the open market at an aggregate sales price (excluding trading commissions and related administrative costs) of $96,610.32, as follows:

--- On January 23, 2020, the Reporting Person sold 105 Shares at an average price of $16.84 per share;

--- On January 30, 2020, the Reporting Person sold 501 Shares at an average price of $16.62 per share;

--- On February 3, 2020, the Reporting Person bought 1,500 Shares at an average price of $16.57 per share;

--- On February 11, 2020, the Reporting Person sold 250 Shares at an average price of $16.80 per share;

--- On February 12, 2020, the Reporting Person bought 4,100 Shares at an average price of $16.65 per share;

--- On February 13, 2020, the Reporting Person bought 300 Shares at an average price of $16.65 per share; and sold 450 Shares at an average price of $16.70;

--- On February 14, 2020, the Reporting Person bought 1,999 Shares at an average price of $16.63 per share;

--- On February 19, 2020, the Reporting Person bought 4,050 Shares at an average price of $16.76 per share;

--- On February 25, 2020, the Reporting Person bought 500 Shares at an average price of $16.87 per share;

--- On February 26, 2020, the Reporting Person sold 894 Shares at an averageprice of $16.81 per share;

--- On March 2, 2020, the Reporting Person bought 873 Shares at an average price of $16.65 per share, and sold 412 Shares at an average price of $16.71;

--- On March 3, 2020, the Reporting Person bought 1,900 Shares at an average price of $16.86 per share;

--- On March 5, 2020, the Reporting Person sold 517 Shares at an average price of $16.85 per share;

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CUSIP No. 957667108	 	13D	 	Page 5 of 7 Pages
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--- On March 10, 2020, the Reporting Person sold 1,923 Shares at an average price of $16.41 per share;

--- On March 12, 2020, the Reporting Person sold 786 Shares at an average price of $15.97 per share.

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.
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

CUSIP No. 957667108	 	13D	 	Page 6 of 7 Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships among the Reporting Person namedin Item 2 above and any person with respect to any securities of the Issuer.
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Item 7.  Material to Be Filed as Exhibits.

Not applicable
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CUSIP No. 957667108	 	13D	 	Page 7 of 7 Pages
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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			    Relative Value Partners, LLC


                                   March  , 2020
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE

	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE